

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Richard Maue
Chief Financial Officer
Crane Company
100 First Stamford Place
Stamford CT 06902

> **Re: Crane Company**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-41570**

Dear Richard Maue:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results from Operations - For the Years ended December 31, 2023, 2022 and 2021, page 23

1. We note that throughout the results of operations section in MD&A you discuss the changes in sales by referring to the term "core sales." Please revise future filings to define "core sales" prior to its use in your discussion.

Consolidated Statements of Cash Flows, page 46

2. We note that in your statement of cash flows, the reconciliation of net income to net cash flows from operations begins with the amount of "net income from continuing operations attributable to common shareholders," which is a different from net income. Please note that ASC 230-10-45-28 and 45-29 require that whether or not cash flows from discontinued operations are presented separately in the statement of cash flows, the reconciliation of net income to net cash flows from operations should begin with net income. Please revise future filings accordingly.

Richard Maue
Crane Company
May 28, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing